Exhibit 11

IBIS TECHNOLOGY CORPORATION
STATEMENT RE:  COMPUTATION OF PER SHARE LOSS

	Years Ended December 31,
	2001	2002	2003

Basic net loss	$(9,594,919)	$(14,096,179)	$(21,449,789)
Weighted average common shares outstanding-basic	8,378,262	9,207,922	9,727,513
Net additional common shares upon assumed exercise of stock options and warrants	—	—	—
Weighted average commons shares outstanding-diluted	8,378,262	9,207,922	9,727,513
Net loss per common share
Basic	$(1.15)	$(1.53)	$(2.21)
Diluted	$(1.15)	$(1.53)	$(2.21)